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06004724

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEBRIDGE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Pike Ste 2250

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF C. HUEY (206) 770-9700 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name)*

601 UNION ST, STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 01 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/28/06

OATH OR AFFIRMATION

I, Jeff C. Huey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonebridge Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington, County of King
This instrument was acknowledged before me on this
27th day of February 2006

Signature

Principal
Title

Notary Public, in and for the State of Washington
My commission expires March 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

STONEBRIDGE SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005

CONTENTS

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Stonebridge Securities, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Stonebridge Securities, LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 26, 2006

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

STONEBRIDGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$	17,946
Accounts receivable		30,058
Securities owned, at market value		25,943
Prepaid rent and deposit		11,700
Equipment, at cost, net of accumulated depreciation of $10,772		3,853
	$	89,500

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	16,521
Payable to related parties		7,199
Sublease deposit		5,775
		29,495
Members' equity		60,005
	$	89,500

See Notes to Financial Statements

STONEBRIDGE SECURITIES, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenues		
Consulting fee income	$	146,000
Commission fee income		25,421
Interest and dividends		556
Gains on securities owned		311
Rental income		22,438
		194,726
Expenses		
Professional fees		80,652
Rent		42,129
Travel and entertainment		14,359
Commissions		9,294
Telephone		6,225
Regulatory fees		5,137
Parking		5,113
Dues and subscriptions		3,000
Office expense		2,461
Local taxes		1,868
Contract labor		1,654
Insurance		1,538
Depreciation		800
Printing		538
		174,768
Net income	**$**	**19,958**

See Notes to Financial Statements

STONEBRIDGE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2005

Balance, December 31, 2004	$	26,547
Member capital contributions		13,500
Net income		19,958
Balance, December 31, 2005	$	60,005

See Notes to Financial Statements

STONEBRIDGE SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows from Operating Activities		
Net income	$	19,958
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation		800
Gains on securities owned		(311)
Change in operating assets and liabilities		
Accounts receivable		(30,058)
Securities owned		(380)
Other current assets		(11,355)
Accounts payable		16,521
Payable to related parties		2,788
Sublease deposit		5,775
Net cash flows from operating activities		3,738
Cash Flows from Investing Activity		
Purchase of equipment		(3,427)
Cash Flows from Financing Activity		
Member capital contributions		13,500
Increase in cash		**13,811**
Cash and cash equivalents, beginning of year		4,135
Cash and cash equivalents, end of year	$	17,946

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Stonebridge Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company is a limited liability company (or "LLC"), and as an LLC, any liability to the owners are generally limited to amounts invested into it.

The Company's services include raising capital for customers through the private placement process by placing securities with accredited investors, providing fee-based financial structuring and consulting, and providing mutual funds and variable annuities to customers. All consulting fee income was earned from three companies in 2005. Approximately 95% of commission fee income was earned from two companies in 2005.

The Company is related to other companies in the financial services industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks and funds in money market accounts. The Company occasionally has deposits in excess of federally insured limits.

Accounts Receivable

The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Management determined that no allowance was necessary at December 31, 2005. Any amounts that would be written off are charged against the allowance. All accounts receivable were due from one company at December 31, 2005.

Securities Owned

Securities owned include a bond mutual fund of $11,926 and equity mutual funds of $14,017. Securities are stated at market value.

Equipment

Depreciation of equipment is recognized on the straight-line basis over the estimated lives of the assets.

Revenue Recognition

Commission fee income is recognized when the Company successfully raises capital for a customer. Commission percentages are generally based on contractual agreements and range from 5% to 8% of the private placement amount raised. Revenue from consulting services is recognized when the services are performed.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, items of income, loss, deduction and credit are passed through to its member-owners in computing their individual tax liabilities.

Note 2. Payable to Related Parties

The Company has amounts payable to its member-owners. The amounts payable are unsecured, bear no interest, and are expected to be paid within a year.

Note 3. Operating Lease

The Company leases four offices under an operating lease that expires in May 2007. Minimum lease payments are $66,000 in 2006 and $27,500 in 2007. The Company subleases two of these offices under operating leases on a month-to-month basis. One of the offices is sublet to a company owned by the member-owners of the Company. The total rent received from this related company amounted to $10,800 during 2005. The other office is subleased to an unrelated party. Total sublease income from the unrelated party was $11,638 in 2005.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $5,000. At December 31, 2005, the Company had computed net capital of $10,587, which was in excess of the required net capital level by $5,587. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 2.79 to 1.

SUPPLEMENTARY INFORMATION

STONEBRIDGE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2005

COMPUTATION OF NET CAPITAL

Members' equity		$	60,005
Liabilities subordinated to claims of general creditors			
Deductions			
Accounts receivable	30,058		
Equipment	3,853		
Prepaid rent and deposit	11,700		(45,611)
Haircuts on security positions			
Money market			(1)
Mutual funds			(3,806)
Net capital			10,587
Minimum net capital			5,000
Excess net capital		$	5,587

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	16,521
Payable to related parties		7,199
Sublease deposit		5,775
	$	29,495

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		279%
Ratio of aggregate indebtedness to net capital		2.79

Stonebridge Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

STONEBRIDGE SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2005

Net capital per the broker's unaudited Focus Report, Part IIA	$	41,275
Adjustments		
Accounts receivable treated as an allowable asset by the broker		(30,058)
Increase in haircuts resulting from this audit		(630)
Net capital as audited	$	10,587

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Stonebridge Securities, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Stonebridge Securities, LLC for the year ended December 31, 2005, we considered its internal control, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Stonebridge Securities, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Stonebridge Securities, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Stonebridge Securities, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Stonebridge Securities, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Stonebridge Securities, LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Stonebridge Securities, LLC's practices and procedures were adequate at December 31, 2005, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Stonebridge Securities, LLC management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

January 26, 2006